VIA EDGAR AND FACSIMILE

November 19, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Alpharma Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended June 30, 2008 File No. 001-08593

Dear Mr. Rosenberg:

The following sets forth the response of Alpharma Inc., a Delaware corporation (the "Company") to the two comments we received from Ms. Kei Ino, Staff Accountant of your offices, by telephone conference on November 6, 2008. These two comments are follow-up requests to the Company's letter response dated October 9, 2008 to your letter dated September 26, 2008 to our Chief Executive Officer, Mr. Dean J. Mitchell, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2008 (the "September Comment Letter"). For your convenience, we have set forth below the substance of the two comments we received from Ms. Ino (the "Staff's Follow-Up Comments"), followed by the Company's responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the year ended December 31, 2007.

Staff's Follow-Up Comment #1: With respect to the Company's disclosure in response to the United States Securities and Exchange Commission (the "Commission") Comment #2 in the September Comment Letter regarding purchase obligations, the Company is being asked to separately disclose the individually material purchase agreements that give rise to the aggregate purchase obligations. The Commission advises that, if the agreements are not individually material, the Company need simply state so.

Company's Response: The Company will, effective with the filing of our Form 10-K for the year ending December 31, 2008, expand upon our disclosure in the "Lease Commitments and Purchase Obligations" note (Note 19 in the Company's Form 10-K for the year ended December 31, 2007) to separately disclose the purchase agreements that give rise to material purchase obligations, as requested. We will also include such disclosure in Management's Discussion and Analysis, as appropriate. The most significant of such obligations as of September 30, 2008 relates to the Company's License and Distribution Agreement with IBSA for the supply of FLECTOR Patch, which includes certain annual minimum purchase commitments, and is disclosed in Note 4 of our Form 10-Q for the quarterly period then ended.

Staff's Follow-Up Comment #2: With respect to the Company's disclosure in response to the Commission Comment #4 in the September Comment Letter regarding the IDEA license agreement, the Company is being asked to confirm that it will quantify the referenced future milestone payments, by, at a minimum, stating the aggregate amount of future milestone payments and the corresponding triggers.

Company's Response: Effective with the filing of the Company's Form 10-Q for the quarterly period ended September 30, 2008, the Company provided the additional disclosure requested by the Commission, in Note 4. The Company intends to continue to include such disclosure, as appropriate, in its future required annual and quarterly filings.

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We hope that the foregoing has been responsive to your follow-up comments. The Company hereby acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosures in the above-referenced filings; (b) Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Company appreciates the opportunity to enhance our public disclosures. If you have any questions or comments relating to any of the foregoing, please contact me at (908) 566-3963.

Sincerely, /s/ Karen M. Sheehan ____________________________________ Vice President & Associate General Counsel, Corporate and Assistant Secretary

cc:

K. Ino, SEC Division of Corporate Finance
D. Mitchell, President and Chief Executive Officer
J. Campbell, Executive Vice President and Chief Financial Officer
D. Buzinkai, Vice President, Controller and Principal Accounting Officer